February 2, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor

Re:	Ra Medical Systems, Inc.
Registration Statement on Form S-3
Filed January 26, 2021
(File No. 333-252432)
Acceleration Request

Requested Date: February 4, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-252432) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Eric Y. Hsu at (650) 849-3305.

* * * *

Sincerely,

RA MEDICAL SYSTEMS, INC.

/s/ Jonathan Will McGuire

Jonathan Will McGuire

Chief Executive Officer

cc:	Daniel Horwood, Ra Medical Systems, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati P.C.
Eric Y. Hsu, Wilson Sonsini Goodrich & Rosati, P.C.